03011418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CB REALTY SALES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5402 EAST LINCOLN DRIVE
(No. and Street)

SCOTTSDALE (City) AZ (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN PALMER 240-744-5279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1660 International Drive (Address) McLean (City) VA (State) 22102 (Zip Code)

SEC RECEIVED FEB 28 2003 PROCESSING WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/18/03

OATH OR AFFIRMATION

I, JUNE DURKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CB REALTY SALES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Patricia Wright
Expires October 30, 2006

June Durkin
Signature

PRESIDENT
Title

Patricia Wright
Notary Public

This report ** contains (check all applicable boxes):

☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
CB Realty Sales, Inc.
For the Years Ended December 31, 2002 and 2001

1660 International Drive
McLean, VA 22102

Independent Auditors' Report

The Board of Directors
CB Realty Sales, Inc.:

We have audited the accompanying statement of financial condition of CB Realty Sales, Inc. (the Company) as of December 31, 2002, and the related statement of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Company as of December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated February 22, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CB Realty Sales, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

McLean, Virginia
February 14, 2003

STATEMENTS OF FINANCIAL CONDITION
CB Realty Sales, Inc.
As of December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 74,684	$ 73,397
Receivable from Parent (note 3)	563,003	543,092
Property and equipment, net	-	1,087
	$ 637,687	$ 617,576
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 29,180	$ 21,497
Total liabilities	29,180	21,497
SHAREHOLDER'S EQUITY		
Common stock, $10 stated value; 100 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	508,507	496,079
Total shareholder's equity	608,507	596,079
	$ 637,687	$ 617,576

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
CB Realty Sales, Inc.
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 72,060	$ 90,840
Interest income	11,226	25,012
Fees for administrative services	2,800	3,150
	86,086	119,002
EXPENSES		
Salaries and benefits	37,581	71,784
Regulatory and professional fees	11,929	11,760
Rent	7,166	6,615
Communications	4,227	3,631
Depreciation	1,087	852
Other	2,978	4,575
	64,968	99,217
INCOME BEFORE TAXES	21,118	19,785
INCOME TAX PROVISION	(8,690)	(7,954)
NET INCOME	$ 12,428	$ 11,831

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
CB Realty Sales, Inc.
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 1,000	$ 99,000	$ 484,248	$ 584,248
Net Income	—	—	11,831	11,831
Balance, December 31, 2001	1,000	99,000	496,079	596,079
Net Income	—	—	12,428	12,428
Balance, December 31, 2002	$ 1,000	$ 99,000	$ 508,507	$ 608,507

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
CB Realty Sales, Inc.
For the Years Ended December 31, 2002 and 2001

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 12,428	$ 11,831
Depreciation expense	1,087	852
Working capital changes:		
Receivable from Parent (see Note 3)	(19,911)	(9,873)
Accounts payable and accrued expenses	7,683	93
Cash provided by operating activities	1,287	2,903
INCREASE IN CASH AND CASH EQUIVALENTS	1,287	2,903
CASH AND CASH EQUIVALENTS at beginning of year	73,397	70,494
CASH AND CASH EQUIVALENTS at end of year	$ 74,684	$ 73,397

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
CB Realty Sales, Inc.
For the Years Ended December 31, 2002 and 2001

NOTE 1. THE COMPANY

CB Realty Sales, Inc., a Delaware Corporation, (the "Company") is engaged primarily in the resale of limited partnership interests in Camelback Inn Associates Limited Partnership (the "Partnership"), involving the rental pooling of condominium units located in Arizona, and is registered as a real estate broker and broker/dealer of securities in that state. CBRS is a wholly-owned subsidiary of Host Marriott Corporation (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Commission Revenue

Commission revenue generated through the sale of condominium units for which the Company acts as broker is recorded on the settlement date.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company's provision for income taxes for 2002 and 2001 is computed on a separate entity basis and equates to a 35% Federal rate, net of State tax benefit, plus the impact of an 8% state rate.

Reclassifications

Certain 2001 amounts have been reclassified to conform with 2002 presentation.

NOTE 3. RELATED PARTY TRANSACTIONS

Bank Accounts

All of the Company's receipts and disbursements are recorded through the Parent's central accounting and banking system, except for the bank account used to maintain the Company's minimum net capital requirement (see Note 4).

The Company is required to maintain separate accounts for any funds for the exclusive benefit of customers in its possession. Monies for the purchase or sale of partnership units are deposited by the buyer directly with the title company which then pays the Company for commissions earned on the transaction. Accordingly, the Company did not possess any funds for the exclusive benefit of customers as of December 31, 2002 and 2001. The Company has claimed, and been granted, exempt status under SEC rule 15c3–3, Section (k)(2)(A) with regards to certain filing requirements based upon its treatment of funds for the exclusive benefit of customers.

Receivable from Parent

The receivable from the Parent represents revenues of the Company deposited in the Parent's central bank account. The Company earned interest on the average monthly receivable balance at approximately 1.84% and 4.22% per annum for the years ended December 31, 2002 and 2001, respectively.

Services Rendered

During the years ended December 31, 2002 and 2001, the Parent provided the Company with administrative assistance which included accounting, management and legal services. The Parent did not charge the Company for these services. The Company provided administrative and management services to the Partnership. The Company is reimbursed by the Partnership for a portion of its salaries and benefits based on the percentage of time the Company's employees spend providing these services to the Partnership. During the years ended December 31, 2002 and 2001, salaries and benefits charged to the Partnership totaled $37,581 and $71,784, respectively.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital of $5,000. In addition, the Company is required to maintain a percentage of aggregate indebtedness to net capital not to exceed 1,500% (as these terms are defined in the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1)). On December 31, 2002, the Company's net capital (as defined) was $44,010, resulting in excess net capital of $39,010. The Company's percentage of aggregate indebtedness to net capital was 66.3% at December 31, 2002.

The Company's receivable from Parent, aggregate indebtedness and net capital differ from amounts filed on Form X-17A-5 Part IIA on January 22, 2003 by $8,690 for 2002. This difference results from the classification of income taxes payable as a liability in the financial statements, rather than a reduction in receivable from Parent on Form X-17A-5 Part IIA.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CB Realty Sales, Inc. As of: December 31, 2002

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition				$	608,507	3480
2. Deduct ownership equity qualified for Net Capital					-	3490
3. Total ownership equity qualified for Net Capital				$	608,507	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					-	3520
B. Other (deductions) or allowable credits (List)					-	3525
5. Total capital and allowable subordinated liabilities				$	608,507	3530
6. Deductions and/or charges:						
A. Total nonallowable assets from Statement o f Financial Condition (Notes B and C)	$	563,003	3540			
B. Secured demand note deficiency		-	3590			
C. Commodity futures contracts and spot commodities - proprietary capital charges		-	3600			
D. Other deductions and/or charges (List)		-	3610	$	(563,003)	3620
7. Other additions and/or credits (List)					-	3630
8. Net capital before haircuts on securities positions				$	45,504	3640
9. Haircuts on securities (comuted, where applicable, pusuant to 15c3-1(f)):						
A. Contractual securities commitments		-	3660			
B. Subordinated securities borrowings		-	3670			
C. Trading and investment securities:						
1. Exempted securities		-	3735			
2. Debt securities		-	3733			
3. Options		-	3730			
4. Other securities		-	3734			
D. Undue Concentration		-	3650			
E. Other (List) MONEY MARKET FUND		(1,494)	3736	$	(1,494)	3740
10. Net Capital				$	44,010	3750

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CB Realty Sales, Inc. As of: December 31, 2002

Computation of Basic Net Capital Requirement

Part A

11. Minimum net captial required (6-2/3% of line 19)			$ 1,945	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance w/ Note (A)			$ 5,000	3758
13. Net Capital Requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 39,010	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 41,092	3770

Computation of Aggregate Indebtedness

16. Total A.I. Liabilites from Statement of Financial Condition			$ 29,180	3790
17. Add:				
A. Drafts for immediate credit	-	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	3810		
C. Other unrecorded amounts (List)	-	3820	$ -	3830
19. Total aggregate indebtedness			$ 29,180	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)			66.30%	3850

STATEMENT OF NON-ALLOWABLE ASSETS
CB Realty Sales, Inc.
December 31, 2002

Receivable from Parent (note 3)	$ 563,003
	$ 563,003

SCHEDULE II

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CB Realty Sales, Inc.	As of: December 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed identify below the section upon which such exemption is based (check one only)			
A. (k) (1) - $2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A) - "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3) - Exempted by order of the Commission			4580

1660 International Drive
McLean, VA 22102

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROLS

TO THE BOARD OF DIRECTORS OF CB REALTY SALES, INC.:

In planning and performing our audit of the financial statements and schedules of CB Realty Sales, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and schedules and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components

KPMG

does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

McLean, Virginia
February 14, 2003